
                                                  Exhibit 12.01


                                           Haynes International, Inc.
                             Ratio of Earnings Before Fixed Charges to Fixed Charges


                                                     1996        1997          1998        1999          2000
                                                     ----        ----          ----        ----          ----

Line 1   Income (loss) before income taxes,       $   160     $ 3,705       $ 4,773     $(5,755)      $(6,977)
         extraordinary item and cumulative
         effect of a change in accounting
         principle
Line 2   Interest on indebtedness                  20,638      19,464        19,924      19,102        21,494
Line 3   Amortization of debt issuance costs        1,353       1,144         1,247       1,246         1,152
Line 4   Estimated interest portion of                464         589           564         702           785
         rental expense
Line 5   Total earnings before fixed charges      $22,615     $24,902       $26,508     $15,295       $16,454
Line 6   Interest on indebtedness                 $20,638     $19,596(1)     19,934(1)   19,197(1)     21,494
Line 7   Amortization of debt issuance costs        1,353       1,144         1,247       1,246         1,152
Line 8   Estimated interest portion of                464         589           564         702           785
         rental expense
Line 9   Total fixed charges                      $22,455     $21,329       $21,745     $21,145       $23,431

Ratio of earnings before fixed                       1.01        1.17          1.22      N/A(2)        N/A(2)
charges to fixed charges

--------------------------

(1)    Includes $132, $10, and $95 for 1997, 1998 and 1999,  respectively,  of capitalized interest expense.

(2)    Earnings before fixed charges were insufficient to cover fixed charges.



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